Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

On July 17, 2007, the Chicago Board Options Exchange, Incorporated posted the following information circular on its website.

IC07-103

July 17, 2007

To:	CBOE Members

From:	Bradley R. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Unaudited Second Quarter 2007 Financial Statements

Summary

Attached are CBOE’s unaudited financial statements as of June 30, 2007.  During the second quarter of 2007 CBOE recorded a pre-tax profit of $32.2 million on average volume of 3,499,000 options contracts per day.  During the same quarter last year CBOE recorded a pre-tax profit of $23.7 million on average volume of 2,918,000 options contracts per day.  Year-to-date, CBOE is reporting a pre-tax profit of $62.5 million on average volume of 3,435,000 options contracts per day.  During the same period last year CBOE reported a pre-tax profit of $32.0 million on average volume of 2,705,000 options contracts per day.

Revenue

Gross revenue totaled $84.6 million for the second quarter of 2007 compared to $70.5 million for the same period in 2006.  The $14.1 million increase (20% over 2006) resulted from higher trading volumes that increased transaction fees by $11.3 million.  All other revenue categories increased by $2.8 million during the second quarter of 2007 compared to the same quarter last year.

Year-to-date, gross revenue totaled $162.5 million compared to $129.7 million for the same period in 2006.  The $32.8 million increase (25% over 2006) reflects the higher trading volume in 2007 compared to 2006.

Expenses

Expenses totaled $52.4 million for the second quarter of 2007 compared to $46.8 million for the same period in 2006.  Employee costs increased by $3.1 million as a result of severance costs ($1.6 million increase) and accrued expense for year-end staff bonuses ($1.3 million increase).  Severance expenses increased for the quarter ended June 30, 2007 as CBOE enacted a restructuring in May 2007 that resulted in the elimination of approximately 25 positions, while no such action occurred in the same period in 2006.  The increase in the bonus provision is driven by increased profitability.  Depreciation and amortization decreased by $0.7 million in the second quarter 2007 due to capital expenditures in 2004 and 2005 being slightly lower than historical averages.  Outside services increased by $1.5 million mostly because of increased legal costs.  Travel and promotional expenses increased by $0.8 million and is attributable to our corporate branding program.  Royalty fees increased by $1.4 million because of high volume in licensed products.  Other expense declined $0.6 million mainly due to a reduction in trade engine related systems errors.

On a year-to-date basis, total expense is $100.0 million for the six months ended June 30, 2007 compared to $97.6 million for the same period in 2006.  Decreases in employee costs ($1.4 million) and depreciation and amortization ($1.4 million) are offset by increases in outside services ($1.5 million, mostly for legal costs); royalty fees ($1.7 million, because of increased volume); and travel and promotional expenses ($1.3 million for the corporate branding initiative).

Consolidated Balance Sheets

Working capital (current assets minus current liabilities) increased by $13.6 million to $122.9 million during the second quarter while cash and investments increased by $3.0 million to $131.5 million at June 30, 2007.  These increases are attributable to revenue exceeding cash expenses less capital expenditures resulting from high trading volume during the quarter.  CBOE also spent $11.7 million for capital expenditures mostly for systems hardware and capitalized software during the three months ended June 30, 2007.

Questions may be directed to Don Patton at 312-786-7026 or patton@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Quarter Ended		YTD
(In thousands)	6/30/2007	6/30/2006	6/30/2007	6/30/2006
REVENUES:
Transaction fees	$64,566	$53,224	$123,382	$94,525
Other member fees	6,297	5,680	12,268	11,454
Options Price Reporting Authority income	5,289	4,900	10,289	9,940
Regulatory fees	3,550	3,049	6,906	6,840
Investments income	1,875	1,175	3,611	2,049
Other	3,042	2,472	6,007	4,852
Total Revenues	84,619	70,500	162,463	129,660

EXPENSES:
Employee costs	20,960	17,869	39,777	41,168
Depreciation and amortization	6,326	7,020	12,651	14,040
Data processing	4,797	4,819	9,458	9,497
Outside services	6,274	4,737	11,321	9,774
Royalty fees	7,351	5,902	13,385	11,642
Travel and promotional expenses	2,803	2,028	5,109	3,816
Facilities costs	1,090	1,070	2,387	2,182
Net loss from investment in affiliates	295	227	523	596
Other	2,506	3,147	5,348	4,921
Total Expenses	52,402	46,819	99,959	97,636

INCOME BEFORE TAXES	32,217	23,681	62,504	32,024

PROVISION FOR INCOME TAXES	13,534	9,471	26,256	12,806

NET INCOME	$18,683	$14,211	$36,248	$19,218

Other Statistics
Trading Days	63	63	124	125
Contracts Traded	220,417,000	183,815,000	425,995,000	338,073,000
Contracts Per Day	3,499,000	2,918,000	3,435,000	2,705,000
Transaction Fees Per Contract	$0.293	$0.290	$0.290	$0.280

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited		Unaudited
(In thousands)	6/30/2007	3/31/2007	12/31/2006	6/30/2006
ASSETS

Cash and investments	$131,517	$128,542	$102,098	$117,308
Other Current Assets	46,430	53,716	42,851	11,236
Total Current Assets	$177,947	$182,258	$144,949	$128,544

Investments in Affiliates/Subsidiary	12,320	12,612	12,830	12,619
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	66,456	61,406	59,971	57,977
Other Assets — Net	34,488	34,134	33,162	32,419

Total Assets	$296,125	$295,324	$255,826	$236,473

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$55,046	$72,928	$50,869	$51,154
Total Long-Term Liabilities	21,568	21,568	21,568	22,600
Total Members’ Equity	219,511	200,828	183,389	162,719

Total Liabilities and Members’ Equity	$296,125	$295,324	$255,826	$236,473

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Cash Flows from Operating Activities:
Net Income	$18,683	$14,211	$36,248	$19,218

Adjustments to reconcile net income to net cash
flows from operating activities:
Depreciation and amortization	6,326	7,020	12,651	14,040
Impairment of investment in affiliates and other assets	0	679	0	679
Equity in income of NSX	0	(656)	0	(656)
Equity in loss of OneChicago, LLC	164	204	317	573
Equity in loss of CBSX	131	0	206	0
Amortization of discount on investments available for sale	(180)	0	(422)	0
Deferred income taxes	0	(2,250)	0	(2,846)

Change in assets and liabilities:	(10,596)	(7,061)	598	3,741

Net Cash Flows from Operating Activities	14,528	12,147	49,598	34,749

Cash Flows from Investing Activities:
Capital and other assets expenditures	(11,730)	(7,845)	(20,462)	(11,815)
Sale of investments available for sale	20,000	0	20,000	0
Sale of NSX certificates of proprietary membership	0	0	0	1,500
HedgeStreet, Inc. investment	0	0	0	(2,000)
OneChicago, LLC investment	0	(71)	0	(1,215)
CBOE Stock Exchange investment	(3)	0	(13)	0
Net Cash Flows from Investing Activities	8,267	(7,916)	(475)	(13,530)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	0	(127)	0

Net Increase in Cash and Cash Equivalents	22,795	4,231	48,996	21,219

Cash and Cash Equivalents at Beginning of Period	108,722	82,068	82,521	65,080
Cash and Cash Equivalents at End of Period	$131,517	$86,299	$131,517	$86,299

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$26,745	$15,500	$26,926	$16,600
Non-cash investing activities:
Sale of membership shares by OneChicago, LLC	0	0	0	4,320